UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04013V108

(CUSIP Number)

Monica J. Shilling, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 04013V108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Antony P. Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 715,025 (1)

	8.	Shared Voting Power 1,311,295 (2)

	9.	Sole Dispositive Power 715,025 (1)

	10.	Shared Dispositive Power 1,311,295 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,026,320 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes (i) 13,200 shares of Common Stock indirectly beneficially owned by the Reporting Person through Greek Associates, a California general partnership, of which the Reporting Person is the general partner; and (ii) 701,825  shares of Common Stock indirectly beneficially owned by the Reporting Person through TJ Capital Investors LLC, a Delaware limited liability company, of which the Reporting Person is the manager.

(2)   Includes 1,311,295 shares of Common Stock indirectly beneficially owned by the Reporting Person through the Ressler/Gertz Family Foundation of which the Reporting Person is the trustee.

Item 1.   Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ares Commercial Real Estate Corporation (the “Issuer”), a Maryland corporation.  The address of the principal executive offices of the Issuer is One North Wacker Drive, 48th Floor, Chicago, Illinois 60606.

Item 2.       Identity and Background

(a)           This statement is being filed by Antony P. Ressler (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c)           The principal occupation of the Reporting Person is CEO and Chairman of Ares Management LLC (“Ares”).  Ares is principally engaged in the business of investment management and its address is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a United States citizen.

Item 3.       Source and Amount of Funds or Other Consideration

Item 4 to this Schedule 13D is in incorporated herein by reference.

Item 4.       Purpose of Transaction

The transactions that gave rise to the filing of this Schedule 13D were pro rata in kind distributions made by Ares Investments Holdings LLC, Ares Investments LLC and Ares Partners Management Company LLC (collectively, the “Ares Entities”) to their respective members for no additional consideration as described in the statement on Schedule 13D jointly filed by the Ares Entities with the U.S. Securities and Exchange Commission on December 24, 2013 (the “Distribution”), as a result of which the Reporting Person acquired beneficial ownership of an additional 701,825 shares of Common Stock.

Shares of Common Stock previously beneficially owned by the Reporting Person include shares of Common Stock sold by the Issuer in public offerings and shares of Common Stock purchased in open market purchases, in each case purchased with personal funds.

The Common Stock reported herein was acquired for investment purposes. The Reporting Person reviews on a continuing basis his investment in the Issuer.  Based on such review, the Reporting Person, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge his interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Person may exercise any and all of his rights in a manner consistent with his contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.  In addition, from time to time the Reporting Person and his representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.       Interest in Securities of the Issuer

(a)         See items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.  The percentage amount is based on 28,476,596 shares of Common Stock outstanding as of November 12, 2013 as reported by the Issuer on its Form 10-Q for the period ended September 30, 2013.

(b)         See items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)         Except for the information set forth or incorporated by reference herein or in Item 4, which is incorporated by reference herein, the Reporting Person has not effected any transaction related to the Common Stock during the past 60 days.

(d)         Other than the entities listed in footnotes 1 and 2 to the cover page to this Schedule 13D with respect to the shares of Common Stock held directly by them, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)         Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 5(a) of this Schedule 13D is incorporated herein by reference.  Except as referred to herein, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer between the Reporting Person and any other person.

Item 7.       Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 24, 2013

/s/ Antony P. Ressler
By:	Antony P. Ressler